Mail Stop 4561

January 30, 2008

Mr. N. Robert Hammer
CommVault Systems, Inc.
2 Crescent Place
Oceanport, New Jersey 07757

> **Re:** **CommVault Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed May 25, 2007**
> **Form 10-Q for the Period Ended September 30, 2007**
> **Definitive Proxy Statement on Schedule 14A filed July 23, 2007**
> **Forms 8-K filed May 15, 2007, August 2, 2007, and October 30, 2007**
> **File No. 1-33026**

Dear Mr. Hammer:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

General

1.   We note that the grant of confidential treatment covering certain exhibits to the
        Form S-1 (File No. 333-132550) expired on December 17, 2007. Please tell us
        whether you intend to request an extension of confidential treatment. If so, you
        must file another confidential treatment request that includes a legal analysis of
        why the material must remain confidential for the additional time period; a copy
        of the original exhibit, highlighted or bracketed to show the confidential
        information; a copy of the original request, any amended requests, and staff
        comment letters; and a copy of the most recent order granting confidential
        treatment. If you do not intend to request an extension, please publicly file the
        unredacted agreements.

Business

Competition, page 10

2.   Please expand your discussion to describe in quantitative and qualitative terms
        how you compare to your competitors and consider appropriate disclosure in this
        respect. For instance, you state that you compete favorably on all of the
        competitive factors you listed on page 10. Please expand the discussion to give
        readers a better understanding of what your competitive strengths and weaknesses
        are and how you fare against such competitors as Hewlett-Packard and IBM, for
        example. Stating that you "compete favorably on the basis of these competitive
        factors" does not constitute a meaningful discussion of your competitive position.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

3.   We note your disclosure that increases in software revenues for the fiscal year
        ended March 31, 2007 compared to the prior year were due primarily to broader
        acceptance of your software applications and increased revenue from an
        expanding base of existing customers. You further indicate here and in your
        quarterly reports that this revenue increase was driven primarily by an increase in
        transactions greater than $0.1 million, which was due to "significantly larger
        volume as well as a higher average dollar amount" on such transactions. In future
        filings please quantify average transaction sizes to provide a baseline for your
        reference to transactions of a higher average dollar amount. Also quantify the
        extent to which the revenue increases were the result of increases in volume or
        increases in price. The disclosure currently provides little information regarding
        the impact of pricing on your software and services revenues.

Item 9A – Controls and Procedures, page 77

4.   We note your discussion here and on page 21 of the material weakness identified at December 31, 2006 related to revenue recognition for complex contractual arrangements with customers involving multiple agreements. Please explain this material weakness to us in more detail, including the specifics of these complex contractual arrangements and quantification of the impact this material weakness had on the third quarter of fiscal 2007 or any prior periods.

Exhibits 31.1 and 31.2

5.   We note that your Section 302 certifications contain certain discrepancies from the wording indicated by Item 601(b)(31) of Regulation S-K. For example, in paragraph 4(c) you have excluded the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)," and you have also revised the language in the introduction to paragraph 5. We remind you that the wording of your certifications should be *exactly* as set forth in Item 601(b)(31) of Regulation S-K. Please ensure that you provide the conforming language in future filings.

Note 2. Summary of Significant Accounting Policies

Net Income (Loss) Attributable to Common Stockholders per Share, page 57

6.   We note that net income attributable to common stockholders for the year ended March 31, 2007 was reduced by $102,745 related to the accretion of the fair value of the Series A through E cumulative redeemable convertible preferred stock upon conversion to common stock on September 27, 2006. Please provide the calculations that support this amount.

Form 10-Q for the Quarterly Period Ended September 30, 2007

General

7.   We note that you signed a distribution agreement with Arrow Electronics, Inc. in February 2007. Please tell us whether you are now substantially dependent upon the distribution agreement with Arrow Electronics for purposes of Item 601 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

8.   To the extent that the decrease in software revenues in the U.S. derived from your direct sales force constitutes trend information, please address more specifically the driving forces behind any such trend in future filings.

9.   We note in your August 2, 2007 press release that you describe the launching in July 2007 of the Simpana 7.0 software suite as the "largest software release in CommVault's history." This appears to be trend information the impact of which should be discussed in Management's Discussion and Analysis. Please ensure that you address quantitatively and qualitatively the effect the new data management software suite has had on your results of operations in light of your historical reliance on the Galaxy suite software sales.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 8

10.   In future filings incorporated by reference into the Form 10-K where there were no transactions with related persons, we suggest that you include an appropriate statement to this effect. Please see Exchange Act Rule 12b-13 in this regard.

Forms 8-K filed May 15, 2007, August 2, 2007, and October 30, 2007

11.   We note your presentation of certain non-GAAP financial measures in your earnings releases and have the following comments:

- We note that one of your adjusting items is noncash stock-based compensation expense. Given your adoption of the fair value provisions of SFAS 123R on April 1, 2006, we assume that this will be a recurring expense for you, and it is unclear to us that you have provided all disclosures indicated by Item 10(e) of Regulation S-K, Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), or SAB Topic 14G. Please advise.

- We note that you have adjusted net income to include a non-GAAP provision for income taxes. It is unclear to us how you determined that this adjustment was appropriate under Item 10(e) of Regulation S-K and the guidance in our Non-GAAP FAQ. Please advise.

- We note your quantification of non-GAAP gross margins under the heading Fiscal 2008 Guidance. Please explain to us why you have not reconciled this non-GAAP measure to its GAAP equivalent or provided the disclosures indicated by Item 10(e) of Regulation S-K and the guidance in our Non-GAAP FAQ for this measure.

- If you propose to change your disclosures in the future, please show us what those disclosures would look like.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, or me at 202-551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to

Maryse Mills-Apenteng, Staff Attorney, at 202-551-3457 or Barbara Jacobs, Assistant
Director, at 202-551-3735.

Sincerely,

Kathleen Collins
Accounting Branch Chief